MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2022

TABLE OF CONTENTS
2022 THIRD QUARTER PERFORMANCE HIGHLIGHTS	2
ABOUT DENISON	3
RESULTS OF OPERATIONS	4
Wheeler River Project	6
LIQUIDITY AND CAPITAL RESOURCES	17
OUTLOOK FOR 2022	21
ADDITIONAL INFORMATION	21
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	23

This Management’s Discussion and Analysis (‘MD&A’) of Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, ‘Denison’ or the ‘Company’) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of November 3, 2022 and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the three and nine months ended September 30, 2022. The unaudited interim condensed consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) including IAS 34, Interim Financial Reporting. Readers are also encouraged to consult the audited consolidated financial statements and MD&A for the year ended December 31, 2021. All dollar amounts in this MD&A are expressed in Canadian dollars, unless otherwise noted.

Additional information about Denison, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F is available through the Company’s filings with the securities regulatory authorities in Canada at www.sedar.com (‘SEDAR’) and the United States at www.sec.gov/edgar.shtml (‘EDGAR’).

MANAGEMENT’S DISCUSSION & ANALYSIS

2022 THIRD QUARTER PERFORMANCE HIGHLIGHTS

■
Recovered uranium bearing solution from the Feasibility Field Test at Phoenix

In October 2022, the Company announced that it had successfully recovered uranium bearing solution from the In-Situ Recovery (‘ISR’) Feasibility Field Test (‘FFT’) for the Phoenix uranium deposit (‘Phoenix’) at the Company's 95% owned Wheeler River project (‘Wheeler River’ or the ‘Project’) at targeted rates and grades, indicating that the hydrogeological system at Phoenix was responding as expected with pH trends, flow characteristics, and uranium recovery meeting expectations. The preliminary results received to date demonstrated the successful acidification of the test pattern and recovery of uranium using the ISR mining method.

The Company previously announced, in July and August 2022, that it had received approval to construct and operate a pollutant control facility from the Saskatchewan Minister of Environment and a License to Possess, Use, Store and Transfer a Nuclear Substance (‘Nuclear Substance License’) from the Canadian Nuclear Safety Commission (‘CNSC’). With the receipt of these approvals, the Company was fully permitted to operate the FFT facility and carry out the process of recovering a uranium bearing solution from the Phoenix ore body. The Company completed the construction and wet commissioning of the lixiviant injection system for the FFT in September 2022 and commenced the leaching phase of the FFT. Given the highly successful results of the FFT, lixiviant injection has ceased, and operations at the Phoenix FFT site have transitioned from the leaching phase of the FFT to the neutralization phase, which is expected to be completed before the end of the year. The final phase of the FFT, which involves management of the recovered solution, is expected to commence in the spring of 2023.

■
Achieved significant regulatory milestone for Wheeler River with the submitted draft Environmental Impact Statement

In October 2022, Denison announced a significant regulatory milestone for Wheeler River with the submission of the draft Environmental Impact Statement (‘EIS’) to the Saskatchewan Ministry of Environment (‘SKMOE’) and the CNSC. The EIS submission outlines the Company’s assessment of the potential effects, including applicable mitigation measures, of the proposed ISR uranium mine and processing plant planned for Wheeler River, and reflects several years of baseline environmental data collection, technical assessments, plus extensive engagement and consultation with Indigenous and non-Indigenous interested parties.

■
Executed an exploration agreement with the Ya’thi Néné Lands and Resources Office, the Athabasca Nations, and Communities of the Nuhenéné

In October 2022, Denison announced that it entered into an exploration agreement with the Ya'thi Néné Lands and Resources Office (‘YNLRO’), Hatchet Lake Denesułiné First Nation, Black Lake Denesułiné First Nation, Fond du Lac Denesułiné First Nation (collectively, the ’Athabasca Nations‘) and the Northern Hamlet of Stony Rapids, the Northern Settlement of Uranium City, the Northern Settlement of Wollaston Lake and the Northern Settlement of Camsell Portage (collectively, the ‘Athabasca Communities’) in respect of Denison’s exploration and evaluation activities within the traditional territory of the Athabasca Nations (the ‘Nuhenéné’).

The exploration agreement expresses the parties’ intention to build a long-term relationship between Denison and the YNLRO, Athabasca Nations, and Athabasca Communities. Denison wishes to conduct and advance its exploration activities in a sustainable manner that respects the Athabasca Nations’ Indigenous rights, advances reconciliation with Indigenous peoples, and provides economic opportunities and other benefits to the Athabasca Communities in an authentic, cooperative and respectful way.

■
Expanded high-grade uranium mineralization at McClean Lake South

In September 2022, Denison announced that assays received from exploration drilling completed at the Company's 22.5% owned McClean Lake Joint Venture (‘McClean Lake’ or ‘MLJV’) during the winter of 2022 have resulted in a significant expansion of the "new" high-grade unconformity-hosted zone of uranium mineralization discovered in 2021 between the McClean South 8W and 8E pods (see news release dated April 14, 2021). Ten drill holes completed during 2022 by Orano Canada Inc. (‘Orano Canada’), 77.5% owner and operator of the MLJV, returned notable uranium mineralization, including drill hole MCS-58, which returned 2.96% U3O8 over 15.5 metres, including 24.49% U3O8 over 1.5 metres, located approximately 54 metres to the southeast of drill hole MCS-34, which was completed in 2021 and returned a mineralized interval of 8.67% U3O8 over 13.5 metres. Overall, the results from 2022 have successfully expanded the footprint of the "new" mineralized zone to approximately 180 metres in strike length.

MANAGEMENT’S DISCUSSION & ANALYSIS

■
Intersected additional high-grade uranium mineralization on the Waterfound Joint Venture

In September 2022, Denison announced that uranium mineralization was encountered in three of the seven drill holes completed during the summer exploration program at the Orano Canada-operated Waterfound Joint Venture (‘Waterfound’), highlighted by drill hole WF-74A, which intersected 4.75% eU3O8 over 13.3 metres, including a sub-interval grading 25.23% eU3O8 over 0.5 metres. The mineralized intersection from WF-74A represents the best mineralized hole drilled on the Waterfound property to date, and highlights the potential for the discovery of additional high-grade uranium mineralization further along strike to the west of the Alligator Zone. Denison holds an effective 24.68% ownership interest in Waterfound through its direct interest in the joint venture and its 50% ownership of JCU (Canada) Exploration Company Limited (‘JCU’).

ABOUT DENISON

Denison Mines Corp. was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces and territories. Denison’s common shares are listed on the Toronto Stock Exchange (the ‘TSX’) under the symbol ‘DML’ and on the NYSE American exchange under the symbol ‘DNN’.

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. A Pre-Feasibility Study (‘PFS’) was completed for Wheeler River in late 2018, considering the potential economic merit of developing Phoenix as an ISR operation and the Gryphon deposit as a conventional underground mining operation. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the MLJV, which includes several uranium deposits and the McClean Lake uranium mill, which is contracted to process the ore from the Cigar Lake mine under a toll milling agreement (see RESULTS OF OPERATIONS below for more details), plus a 25.17% interest in the Midwest Main and Midwest A deposits and a 67.01% interest in the Tthe Heldeth Túé (‘THT,’ formerly J Zone) and Huskie deposits on the Waterbury Lake property. The Midwest Main, Midwest A, THT, and Huskie deposits are located within 20 kilometres of the McClean Lake mill.

Through its 50% ownership of JCU, Denison holds additional interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118%) and Christie Lake (JCU, 34.4508%).

Denison’s exploration portfolio includes further interests in properties covering approximately 300,000 hectares in the Athabasca Basin region.

Denison is also engaged in post-closure mine care and maintenance services through its Closed Mines group, which manages Denison's reclaimed mine sites in the Elliot Lake region and provides related services to certain third-party projects.

SELECTED QUARTERLY FINANCIAL INFORMATION

(in thousands)	As at September 30, 2022	As at December 31, 2021

Financial Position:
Cash and cash equivalents	$54,902	$63,998
Working capital(1)	$58,832	$76,785
Investments in uranium	$165,330	$133,114
Property, plant and equipment	$255,706	$254,462
Total assets	$527,414	$510,284
Total long-term liabilities(2)	$69,448	$97,242

(1)
Working capital is a non-IFRS financial measure and is calculated as the value of current assets less the value of current liabilities, excluding non-cash current liabilities (i.e., working capital at September 30, 2022 excludes $7,618,000 in non-cash current liabilities from the current portion of deferred revenue, warrants on investments, and share purchase warrant liabilities). At September 30, 2022, the Company’s working capital includes $10,235,000 in portfolio investment (December 31, 2021 – $14,437,000 in portfolio investments).
(2)
Predominantly comprised of the non-current portion of deferred revenue, non-current reclamation obligations, and deferred income tax liabilities. In 2021, long-term liabilities also included $20,337,000 in share purchase warrant liabilities that are now classified as current.

MANAGEMENT’S DISCUSSION & ANALYSIS

	2022	2022	2022	2021
(in thousands, except for per share amounts)	Q3	Q2	Q1	Q4

Results of Operations:
Total revenues	$3,043	$6,800	$4,125	$3,337
Net earnings (loss)	$(6,383)	$(16,147)	$42,623	$(2,648)
Basic and diluted earnings (loss) per share	$(0.01)	$(0.02)	$0.05	$(0.01)

	2021	2021	2021	2020
(in thousands, except for per share amounts)	Q3	Q2	Q1	Q4

Results of Operations:
Total revenues	$9,541	$4,626	$2,496	$4,094
Net earnings (loss)	$32,866	$(2,357)	$(8,884)	$(3,095)
Basic and diluted loss per share	$0.04	$(0.00)	$(0.01)	$(0.01)

Significant items causing variations in quarterly results

●
The Company’s toll milling revenues fluctuate due to the timing of uranium processing at the McClean Lake mill, as well as changes to the estimated mineral resources of the Cigar Lake mine. Toll milling at McClean Lake was suspended during the first quarter and beginning of the second quarter of 2021, due to the suspension of mining at the Cigar Lake mine as a result of the COVID-19 pandemic (‘COVID-19’). See RESULTS OF OPERATIONS below for further details.
●
Revenues from the Closed Mines group fluctuate due to the timing of projects, which vary throughout the year in the normal course of business.
●
In the third quarter of 2021, the Company’s management services agreement with Uranium Participation Corp. (‘UPC’) was terminated, resulting in a one-time termination fee payment of $5,848,000. After July 19, 2021, the Company ceased to earn management fee revenue from UPC.
●
During the second quarter of 2022, the Company recognized non-recurring revenue from mineral sales. See RESULTS OF OPERATIONS below for more details.
●
Operating expenses fluctuate due to the timing of projects at both the MLJV and the Closed Mines group, which vary throughout the year in the normal course of business.
●
Exploration expenses are generally largest in the first and third quarters, due to the timing of the winter and summer exploration seasons in northern Saskatchewan. However, the 2021 summer exploration program commenced in mid-September and continued into the fourth quarter of 2021 due to the timing of the 2021 ISR field program.
●
Other income and expense fluctuates due to changes in the fair value of the Company’s portfolio investments, share purchase warrants, and uranium investments, all of which are recorded at fair value through profit or loss and are subject to fluctuations in the underlying share / commodity price. The Company’s uranium investments and certain of its share purchase warrants are also subject to fluctuations in the US dollar to Canadian dollar exchange rate. The impact of fair value changes on the Company’s net earnings / loss was particularly significant in the third quarter of 2021 and the first and second quarters of 2022. See OTHER INCOME AND EXPENSES below for more details.
●
The Company’s results are also impacted, from time to time, by other non-recurring events arising from its ongoing activities, as discussed below where applicable.
.
RESULTS OF OPERATIONS

REVENUES

McClean Lake Uranium Mill

McClean Lake is located on the eastern edge of the Athabasca Basin in northern Saskatchewan, approximately 750 kilometres north of Saskatoon. Denison holds a 22.5% ownership interest in the MLJV and its McClean Lake uranium mill, one of the world’s largest uranium processing facilities, which is contracted to process ore from the Cigar Lake mine under a toll milling agreement. The MLJV is a joint venture between Orano Canada with a 77.5% interest and Denison with a 22.5% interest.

In February 2017, Denison closed an arrangement with Ecora Resources PLC (‘Ecora’, formerly Anglo Pacific Group PLC or APG)

MANAGEMENT’S DISCUSSION & ANALYSIS

and one of its wholly owned subsidiaries (the ‘Ecora Arrangement’) under which Denison received an upfront payment of $43,500,000 in exchange for its right to receive future toll milling cash receipts from the MLJV under the current toll milling agreement with the Cigar Lake Joint Venture (‘CLJV’) from July 1, 2016 onwards. The Ecora Arrangement consists of certain contractual obligations of Denison to forward to Ecora the cash proceeds of future toll milling revenue earned by the Company related to the processing of the specified Cigar Lake ore through the McClean Lake mill, and as such, the upfront payment was accounted for as deferred revenue.

In response to the COVID-19 pandemic, the CLJV temporarily suspended production at the Cigar Lake mine from the end of March 2020 until September 2020, and then again from the end of December 2020 until April 2021. The MLJV temporarily suspended operations at the mill for the duration of the CLJV shutdowns. As noted above, Denison sold the toll milling revenue to be earned from the processing of the Cigar Lake ore pursuant to the Ecora Arrangement. While the temporary suspension of operations at the McClean Lake mill resulted in a decrease in revenue recognized by Denison, the impact was non-cash and was limited to a reduction in the drawdown of the Company’s deferred revenue balance.

During the three and nine months ended September 30, 2022, the McClean Lake mill processed 3.6 million and 12.7 million pounds U3O8 for the CLJV, respectively (September 30, 2021 – 4.0 million and 6.5 million pounds U3O8) and recorded toll milling revenue of $995,000 and $4,971,000, respectively (September 30, 2021 – $1,037,000 and $1,756,000). The decrease in toll milling revenue in the three months ended September 30, 2022, as compared to the prior year period, is due to a decrease in production for the CLJV. The increase in toll milling revenue in the current nine month period, as compared to the prior year, is predominantly due to the temporary shutdown of the mill in early 2021 in response to the COVID-19 pandemic. Additionally, a $1,444,000 non-cash cumulative accounting adjustment was recorded in the first quarter of 2022, which was predominantly driven by a change in the estimated timing of the milling of the Cigar Lake ore following an announcement from the operator of the Cigar Lake mine that mine production would be reduced from previous planned amounts of 18 million pounds U3O8 per year to 15 million pounds U3O8 per year in 2022 and 2023, and then to 13.5 million pounds U3O8 per year thereafter. Under IFRS 15, Revenue from Contracts with Customers, the change in the estimated timing of the toll milling of the CLJV ores resulted in an increase to the implied financing component of the toll milling transaction, thus increasing the total deferred revenue to be recognized over the life of the toll milling contract as well as the deferred revenue drawdown rate. The updated drawdown rate was applied retrospectively to all pounds produced for the CLJV since the inception of the Encora Arrangement in July 2016, resulting in the true-up recorded in the first quarter of 2022.

During the three and nine months ended September 30, 2022, the Company also recorded accretion expense of $738,000 and $1,919,000, respectively, on the toll milling deferred revenue balance (September 30, 2021 – $777,000 and $2,321,000). The annual accretion expense will decrease over the life of the agreement, as the deferred revenue liability decreases over time.

Mineral Sales

Mineral sales revenue for the three and nine months ended September 30, 2022 was $nil and $2,986,000 (September 30, 2021 - $nil and $nil). Mineral sales revenue earned in the second quarter of 2022 was from the sale of 40,000 pounds U3O8 from inventory at an average price of $74.65 (US$59.25) per pound. The inventory sold in the second quarter of 2022 was from the Company’s share of production from the SABRE test mining program completed at McClean Lake in 2021.

Closed Mine Services

Post-closure mine care and maintenance services are provided through Denison’s Closed Mines group, which has provided long-term care and maintenance for closed mine sites since 1997. With offices in Ontario and Quebec, the Closed Mines group manages Denison’s Elliot Lake reclamation projects and provides related services for certain third-party projects.

Revenue from Closed Mines services during the three and nine months ended September 30, 2022 was $2,048,000 and $6,011,000 (September 30, 2021 – $2,633,000 and $6,943,000). The decrease in revenue in the three and nine months ended September 30, 2022, as compared to the prior period, was due to the completion of one customer contract in 2021, as well as reduced care and maintenance activities at certain sites.

Management Services Agreement with UPC

Prior to July 19, 2021, Denison provided general administrative and management services to UPC, for which Denison earned management fees and commissions on the purchase and sale of uranium holdings. In April 2021, UPC announced that it had entered into an agreement with Sprott Asset Management LP (‘Sprott’) to convert UPC into the Sprott Physical Uranium Trust. This transaction closed on July 19, 2021,

MANAGEMENT’S DISCUSSION & ANALYSIS

and the management services agreement (‘MSA’) between Denison and UPC was terminated. Accordingly, the Company had no revenue from UPC during the three and nine months ended September 30, 2022 (September 30, 2021 - $5,871,000 and $7,964,000).

OPERATING EXPENSES

Mining

Operating expenses of the mining segment include depreciation and development costs, as well as cost of sales related to the sale of uranium.

Operating expenses in the three and nine months ended September 30, 2022 were $884,000 and $3,405,000, respectively (September 30, 2021 – $2,025,000 and $3,673,000), including depreciation expense relating to the McClean Lake mill of $612,000 and $2,165,000 (September 30, 2021 - $678,000 and $1,107,000), as a result of processing approximately 3.6 million and 12.7 million pounds U3O8, respectively, for the CLJV (September 30, 2021 – 4.0 million and 6.5 million pounds).

Operating expenses during the three and nine months ended September 30, 2022 also included development and other operating costs related to the MLJV of $240,000 and $479,000, respectively (September 30, 2021 – $1,347,000 and $2,566,000).

During the nine months ended September 30, 2022, the Company incurred $444,000 in cost of sales, selling expenses of $48,000, and sales royalties and resource surcharges of $216,000 related to the sale of 40,000 pounds of U3O8.. There were no uranium sales in 2021.

Closed Mines Services

Operating expenses during the three and nine months ended September 30, 2022 totaled $1,662,000 and $5,193,000 respectively (September 30, 2021 - $2,294,000 and $6,225,000). The expenses relate primarily to care and maintenance services provided to clients, and include labour and other costs. The decrease in operating expenses in the current periods, as compared to the prior year, is predominantly due to the completion of one customer contract in 2021.

MINERAL PROPERTY EVALUATION

During the three and nine months ended September 30, 2022, Denison’s share of evaluation expenditures was $6,730,000 and $17,811,000 respectively (September 30, 2021 - $3,839,000 and $12,981,000). The increase in evaluation expenditures, compared to the prior period, was due to an increase in Wheeler River evaluation activities, including the 2022 ISR field program, the advancement of the Feasibility Study (‘FS’), the purchase of supplies and equipment to support the FFT, and the advancement of the FFT, including site construction, wet commissioning, and test commencement. The following table summarizes the evaluation activities completed through the end of October, 2022.

PROJECT EVALUATION ACTIVITIES
Property	Denison’s ownership(1)	Evaluation drilling(2)	Other activities
Wheeler River	95%	4,177 metres (9 PQ Wells)	ISR Field Program, engineering, FS, metallurgical testing, environmental and sustainability activities FFT facility permitting, construction, commissioning and operation. EIS regulatory submission
		4,177 m (9 holes)
Notes:
(1) The Company’s effective ownership interest, including an indirect 5% ownership interest held through JCU.
(2) Evaluation drilling includes diamond drilling of new PQ-diameter drill holes for the purposes of further evaluation of the ISR mining conditions at Phoenix. Amounts include total evaluation metres drilled in completed holes, and total number of holes completed.

Wheeler River Project

A PFS was completed for Wheeler River in late 2018, considering the potential economic merit of developing the Phoenix deposit as an ISR operation and the Gryphon deposit as a conventional underground mining operation.

MANAGEMENT’S DISCUSSION & ANALYSIS

Further details regarding Wheeler River, including the estimated mineral reserves and resources, are provided in the Technical Report for the Wheeler River project titled ‘Pre-feasibility Study Report for the Wheeler River Uranium Project, Saskatchewan, Canada’ with an effective date of September 24, 2018 (‘PFS Technical Report’). A copy of the PFS Technical Report is available on Denison’s website and under its profile on each of SEDAR and EDGAR.

Given the social, financial and market disruptions experienced from the onset of the COVID-19 pandemic in early 2020, Denison temporarily suspended certain activities at Wheeler River, including programs on the critical path to achieving the project development schedule outlined in the PFS such as the Environmental Assessment (‘EA’) program. While activities resumed in early 2021, the Company is not currently able to estimate the impact to the project development schedule outlined in the PFS, and users are cautioned that the estimates provided therein regarding the start of pre-production activities in 2021 and first production in 2024 should not be relied upon.

The location of the Wheeler River property, the Phoenix and Gryphon deposits, as well as existing and proposed infrastructure outlined in the PFS, is shown on the map provided below.

Evaluation Program

Denison’s 2022 evaluation plans for Wheeler River reflect an ambitious program designed to further de-risk the technical elements of the Phoenix ISR project ahead of the completion of the FS initiated for the project in late 2021. Activities planned for 2022 include (1) completing additional field programs (‘2022 ISR Field Program’) and the FFT, as well as (2) advancing the completion of the FS, (3) completing various environmental assessment scopes and submitting a draft EIS to applicable regulators, (4) initiating activities required to license and permit construction of the proposed Phoenix ISR operation, and (5) advancing Impact Benefit Agreement (‘IBA’) negotiations with interested parties.

MANAGEMENT’S DISCUSSION & ANALYSIS

During the three and nine months ended September 30, 2022, Denison’s share of evaluation costs at Wheeler River was $7,213,000 and $18,741,000 (September 30, 2021 – $3,823,000 and $13,383,000).

Engineering Activities

Field programs conducted at Phoenix Phase 2 and Phase 3 from 2019 to 2021 assessed the permeability of the Phoenix deposit, a key indicator of its amenability to the application of the ISR mining method. The field programs included the installation of pump/injection wells, observation wells, and Commercial Scale Wells (‘CSWs’). Core leach tests, column leach tests and several downhole geophysical assessments were also completed. The 2022 ISR Field Program continues to build on the information obtained through previous Phase 2 and Phase 3 programs, expanding the Company’s knowledge of the Phoenix deposit. To date, the 2022 ISR Field Program involved the following components:

●
Successful Installation of nine PQ test wells in multiple three-spot test-patterns:

The test wells were successfully installed in three discrete three-spot clusters located in planned mining Phases 1, 2 and 4 of the Phoenix deposit. Each three-spot test pattern will be used to further evaluate the ISR mining conditions within additional areas / phases of the deposit that have not been previously evaluated. These evaluations are expected to be incorporated into mine planning efforts as part of the ongoing FS for the Project.

●
Extensive Hydrogeologic Testing:

Following the successful installation of the nine additional PQ wells, extensive hydrogeologic test work commenced. During the second quarter, well development and short-term injection testing was completed on the nine additional PQ wells, as well as the five CSWs installed in 2021 in order to facilitate further detailed test work.

During the third quarter, injection, pump and slug tests were completed within Phases 2 and 4 including six slug tests, two single well injection tests, and two single well pump tests. In addition, permeameter analysis was completed on an additional 230 PQ drilling samples from the 2022 drilling.

The test work completed during 2022 further defined the hydrogeological units within the ore zone, as well as the sweep efficiency of the deposit areas evaluated. These tests are expected to provide a more complete understanding of the hydrogeological characteristics throughout Phase 1, 2 and 4 and has been used to support the design and execution of the FFT, which is discussed in more detail below.

●
Completion of Substantial Borehole Geophysics Program:

During the second quarter of 2022, the Company completed detailed borehole geophysical testing, including hydrophysics, cross-hole seismic and standard geophysical surveys. The test work was successfully conducted within the three-spot test patterns and the five CSWs. The results of this test work are being evaluated to determine the vertical and horizontal flow profile of the deposit for incorporation into the mine planning associated with the ongoing FS.

Metallurgical Testing

During the third quarter of 2022, the metallurgical test program continued at the Saskatchewan Research Council (‘SRC’) laboratories in Saskatoon in order to further support feasibility study advancements. The work performed to date during 2022 includes the continuation of the lab-scale leaching of intact core samples from the Phoenix deposit, the initiation of column leach remediation testing, the production of a bulk effluent sample, as well as continuing effluent optimization test work. In the third quarter of 2022, Denison also contracted a third-party vendor to test treatment technology for optimizing effluent quality for the future Phoenix industrial wastewater treatment plant.

Feasibility Field Test

Early in the third quarter of 2022, regulatory permitting activities in support of the FFT were finalized, with the Company receiving approval from the SKMOE to construct and operate the Phoenix FFT. In August 2022, the Company also received a Nuclear Substance and Radiation Device License from the CNSC, which allows it to possess, use, store and transfer a nuclear substance (uranium bearing solution) at the Phoenix FFT location.

The FFT was designed to use the existing commercial-scale ISR test pattern installed at Phoenix in 2021 in order to facilitate a combined evaluation of the Phoenix deposit's hydraulic flow properties, with the leaching characteristics that have been previously assessed through the metallurgical core-leach testing program. Overall, the FFT is intended to provide further verification of the permeability, leachability, and containment parameters needed for the successful application of the ISR mining method at Phoenix and is expected to validate and inform various FS design elements – including the production and remediation profiles expected for the Project.

MANAGEMENT’S DISCUSSION & ANALYSIS

The operation of the FFT has been planned to occur in three phases: (1) the leaching phase, (2) the neutralization phase, and (3) the recovered solution management phase, with the leaching and neutralization phases expected to span an estimated 60-day operating time frame.

The leaching phase was designed to assess the effectiveness and efficiency of the leaching process in the mineralized zone, at a depth of approximately 400 metres below the surface. The leaching phase included the controlled injection of an acidic solution into a portion of the existing test pattern within the mineralized zone (the ‘Leaching Zone’) and the recovery of the solution back to the surface using existing test wells. Once on surface, the recovered solution (up to a maximum of 500 cubic metres) will be stored temporarily in tanks in accordance with approved environmental protection containment measures.

The neutralization phase includes the recovery of the remainder of the leached mineralized solution from the Leaching Zone and is intended to verify the efficiency and effectiveness of the process for returning the Leaching Zone to near baseline conditions. During this phase, a mild alkaline (basic) solution will be injected into the Leaching Zone to neutralize the area and reverse the residual effects of the acidic solution injected during the leaching phase. The recovered solution from the neutralization phase (up to a further maximum of 500 cubic metres) will also be stored temporarily on surface in tanks in accordance with approved containment measures.

The recovered solution management phase involves separating the solution recovered from both the leaching phase and the neutralization phase into (i) mineralized precipitates and (ii) a neutralized treated solution. The mineralized precipitate will be temporarily stored on surface in steel tanks and the neutralized treated solution will be re-injected into a designated subsurface area.

During the third quarter of 2022, the construction of the FFT facilities advanced rapidly (discussed below). The lixiviant injection modules were installed and commissioned in September, allowing for the initiation of the leaching phase of the FFT. Preliminary results received to date demonstrate the successful acidification of the test pattern and recovery of uranium through the ISR mining method. Overall, uranium bearing solution recovered during the FFT achieved targeted rates and grades, indicating that the hydrogeological system at Phoenix was responding as expected with pH trends, flow characteristics, and uranium recovery meeting expectations.

Samples of recovered solution have been collected during the leaching phase and remain subject to full lab assay and analysis, which will generate additional detailed information about the performance of the FFT.

Given the highly successful results of the FFT, lixiviant injection has ceased, and operations at the Phoenix FFT site have transitioned from the leaching phase of the FFT to the neutralization phase, which is expected to be completed before the end of the year. The final phase of the FFT, which involves management of the recovered solution, is expected to commence in the spring of 2023.

FFT Facilities

The required temporary surface facilities to complete the FFT were installed and commissioned during the third quarter of 2022.

The FFT site includes the following facilities and infrastructure:

●
Tanker pad – for storage of tanker trucks used for delivery of reagents to site.
●
Injection solution preparation module – a modular unit where groundwater is mixed with reagents to prepare the injection solution.
●
Test pattern coverall building – a tension-fabric building covering the test area.
●
Recovered solution surge tank – the surge tank receives recovered solution from the test wells.
●
Solution storage tanks – six tanks are installed to provide a total of 1,000 cubic metres of solution storage. These tanks are designed to receive solution pumped from the recovered solution surge tank for temporary storage before separating the recovered solution into mineralized precipitates and a neutralized treated solution during the recovered solution management phase of the FFT.
●
Piping – double-walled transfer piping runs from the recovered solution surge tank (next to the test wells) to the solution storage tanks.
●
Mineralized precipitate storage tanks – during the recovered solution management phase, the mineralized precipitate will be transferred into fully enclosed and lockable storage tanks. The mineralized precipitate storage tanks will be placed in a secure fenced area for temporary storage.
●
Laboratory – a mobile laboratory is located on site and equipped for bench-scale testing of samples.

MANAGEMENT’S DISCUSSION & ANALYSIS

●
Construction / Operations Centre – a mobile office serves as a construction office and operations centre as well as the main gate entry point for the site.
●
Wash car and change room – a mobile facility allows staff to change and wash before and after each shift at the Phoenix site.
●
Perimeter fence – the entire area (~8,820 square meters) is fenced and gated to control access and minimize interactions with wildlife.

Feasibility Study

In the third quarter of 2021, Denison announced the decision of the WRJV to advance the ISR mining operation proposed for Phoenix to the FS stage and the selection of Wood PLC as independent Lead Author.

During the nine months ended September 30, 2022, FS efforts related to the development of the Phoenix ISR production model and the progression of the 3D process plant model continued. In addition, engineering progress on major components of the proposed Phoenix ISR operation advanced, allowing for the commencement of the estimating process for the FS during the third quarter of 2022.

The completion of the FS is a critical step in the progression of the Project and is intended to advance de-risking efforts to the point where the Company and the WRJV will be able to make a development decision. Key objectives of the FS include:

●
Environmental Stewardship:

Extensive planning and technical work undertaken as part of the ongoing EA, including applicable feedback from consultation efforts with various interested parties, is expected to be incorporated into the FS project designs to support our aspiration of achieving a superior standard of environmental stewardship that meets and exceeds the anticipated environmental expectations of regulators and aligns with the interests of local Indigenous communities.

●
Updated Estimate of Mineral Resources:

Mineral resources for Phoenix were last estimated in 2018. Since then, additional drilling has been completed in and around the Phoenix deposit as part of various ISR field tests, including drill holes GWR-045 and GWR-049 (see press releases dated February 16, 2022 and July 29, 2021), and exploration drilling; it is anticipated that an updated mineral resource estimate will form the basis for mine planning in the FS.

●
Mine Design Optimization:

FS mine design is expected to reflect the decision to adopt a freeze wall configuration for containment of the ISR well field (see press release dated December 1, 2020), as well as the results from multiple field test programs and extensive hydrogeological modelling exercises, which have provided various opportunities to optimize other elements of the Project – including well pattern designs, permeability enhancement strategies, and both construction and production schedules.

●
Processing Plant Optimization:

FS process plant design is expected to reflect the decision to increase the ISR mining uranium head-grade to 15 g/L (see press release dated August 4, 2021), as well as the results from extensive metallurgical laboratory studies designed to optimize the mineral processing aspects of the Project.

●
Class 3 Capital Cost Estimate:

The FS is also intended to provide the level of engineering design necessary to support a Class 3 capital cost estimate (AACE international standard with an accuracy of -15% /+25%), which is expected to provide a basis to confirm the economic potential of the Project highlighted in the PFS completed in 2018.

Environmental and Sustainability Activities

Environmental Assessment Activities

During the third quarter of 2022, work on the draft EIS continued and in October 2022, the Company reached a significant regulatory milestone with the submission of the draft EIS to SKMOE and the CNSC. The EIS submission outlines the Company’s assessment of the potential effects, including applicable mitigation measures, of the proposed ISR uranium mine and processing plant planned for Wheeler River, and reflects several years of baseline environmental data collection,

MANAGEMENT’S DISCUSSION & ANALYSIS

technical assessments and extensive engagement and consultation with Indigenous and non-Indigenous interested parties.

Other regulatory communications also continued through the third quarter of 2022. Representatives from the SKMOE and the CNSC visited the Wheeler River site where the management team provided a presentation on the components of the Wheeler Project as outlined in the EIS. Denison staff also conducted a tour of the FFT facilities to provide insight into how the wellfield is proposed to function during ISR mining operations.

Community Engagement Activities

During the third quarter of 2022, Denison broadly supported and participated in numerous seasonal activities important to Indigenous and non-Indigenous communities of interest, such as the English River First Nation (‘ERFN’) Treaty Days, the Canoe Healing Quest, the Tony Cote Summer Games, the Ile a la Crosse Family Camp, and others. At the end of September, Denison and several representatives of the SKMOE and CNSC were invited to visit ERFN and the Kineepik Métis Local #9 (‘KML’) annual month-long culture camps.

In October 2022, Denison signed an Exploration Agreement with the Ya’ Thi Néné Lands and Resources Office and the Athabasca Communities within Nuhenéné. This is the Company’s third exploration agreement, which reflects our intention to build a long-term relationship between Denison and Indigenous groups by conducting our exploration and evaluation activities in a sustainable manner that respects Indigenous rights, advances reconciliation with Indigenous peoples, and provides economic opportunities and other benefits to Indigenous groups in an authentic, cooperative and respectful way.

Also in October 2022, Denison signed a Capacity Funding Agreement with the Metis Nation – Saskatchewan Secretariat Inc. (‘MN-S’) which formalizes mutually agreed-upon processes and associated budget to support MN-S' participation in the environmental assessment process for the Wheeler River Project. This will include the MN-S led development of a Metis Knowledge Study, as well as regular engagement between Denison and the MN-S in respect of the Project.

During the second quarter of 2022, Denison entered into a Participation and Funding Agreement with KML, which builds on an existing letter agreement between Denison and KML with respect to the support of KML's contributions to, and participation in, the Federal and Provincial EA process for the Wheeler River Project. Additionally, Denison and KML entered into an Exploration Agreement in respect of Denison's exploration and evaluation activities within KML's land and occupancy area.

MINERAL PROPERTY EXPLORATION

During the three and nine months ended September 30, 2022, Denison’s share of exploration expenditures was $1,549,000 and $5,175,000 respectively, (September 30, 2021 – $842,000 and $2,718,000). The increase in exploration expenditures in the three and nine months ended September 30, 2022 compared to the prior year was due to an increase in both winter and summer exploration activities.

Exploration spending in the Athabasca Basin is generally seasonal in nature, resulting in increased field activity during the winter exploration season (January to mid-April) and summer exploration season (June to mid-October).

MANAGEMENT’S DISCUSSION & ANALYSIS

The following table summarizes the exploration activities completed during the nine months ended September 30, 2022.

EXPLORATION ACTIVITIES
Property	Denison’s ownership	Drilling in metres (m)(1)	Other activities
Candle	45.08%(2)	-	Geophysical Survey
Crawford Lake	100.00%	-	Geophysical Survey
Darby	60.10%(3)	-	Geophysical Survey
Ford Lake	100.00%	3,341 (7 holes)	-
Johnston Lake	100.00%	-	Geophysical Survey
McClean Lake	22.50%	5,862 (23 holes)	-
Midwest	25.17%	-	Geophysical Survey
Moon Lake South	75.00%	-	Geophysical Survey
Waterbury	67.01%(4)	3,153 (9 holes)	Geophysical Survey
Waterfound	24.68%(5)	7,078 (13 holes)	Geophysical Survey
Wheeler River	95.00%(6)	2,028 (4 holes)	-
Wolly	21.32%(7)	2,037 (9 holes)	Geophysical Survey

Total		23,499 (65 holes)

(1)
The Company reports total exploration metres drilled and the number of holes that were successfully completed to their target depth.
(2)
Represents Denison’s ownership position as at December 31, 2021. Denison’s JV partners have elected not to fund their 54.92% share of the 2022 exploration program, operated by Denison. Accordingly, Denison’s ownership share will increase.
(3)
Represents Denison’s ownership position as at December 31, 2021. Denison’s JV partners have elected not to fund their 39.90% share of the 2022 exploration program, operated by Denison. Accordingly, Denison’s ownership share will increase.
(4)
Represents Denison’s ownership position as at May 30, 2022. Denison’s JV partners have elected not to fund their share of the 2022 exploration program, operated by Denison. Accordingly, Denison’s ownership share will increase.
(5)
Denison’s effective ownership interest as at September 30, 2022, including an indirect 12.90% ownership interest held through Denison’s 50% ownership of JCU.
(6)
Denison’s effective ownership interest as at December 31, 2021, including the indirect 5.0% ownership interest held through the JCU.
(7)
Represents Denison’s ownership position at December 31, 2021. Denison has elected not to fund its 21.32% share of the 2022 exploration program implemented by the operator, Orano Canada. Accordingly, Denison’s ownership share will decrease.

The Company’s land position in the Athabasca Basin, as at September 30, 2022, is illustrated in the figure below. The Company’s Athabasca land package did not change during the third quarter of 2022, remaining at 296,661 hectares (211 claims). The land position reported by the Company excludes the land positions held by JCU.

MANAGEMENT’S DISCUSSION & ANALYSIS

Denison Mines
Denison Mines' Athabasca Properties
September 30, 2022
N
Northwest Territories
Alberta
Saskatchewan
Manitoba
Saskatoon
Regina
100% Denison
Denison operated JV
Orano operated JV
Cameco operated JV
Uranium mines and deposits
Uranium mill
Roads
Powerlines
ATHABASCA
BASIN
Hatchet Lake
J Zone Roughrider
Waterfound North
Bell Lake
Murphy
Turkey Lake
Wolly
Torwalt Lake
Waterfound
McClean Lake Mill
Eagle Point
McClean Lake
Waterbury
Midwest
Rabbit Lake Mill
Johnston Lake
Cigar Lake
Packrat
Candle
Darby
Park Creek
West Bear
Hook-Carter
Epp Lake
Marten
McArthur River
Wolverine
Arrow
Triple R
Mann Lake
Lynx
Moon Lake North
Moon Lake South
Moon Lake
Wheeler River (Phoenix & Gryphon deposits)
Russell Lake
Centennial
Millennium
Bachman Lake
South Dufferin
Crawford Lake
Ford Lake
Brown Lake
Key Lake
50 km

Wheeler River Exploration

Denison’s share of exploration costs at Wheeler River during the three and nine months ended September 30, 2022 were $529,000 and $677,000 respectively (September 30, 2021 - $553,000 and $999,000).

The 2022 Wheeler River exploration drilling program began in early September and focused on further evaluating the M Zone trend, where drilling in 2020 identified a broad zone of low-grade mineralization (0.08% eU3O8 / 10.2 metres) associated with a wide reverse fault zone in the lower sandstone, highlighted by multiple basement wedges, and intense hydrothermal alteration (see Denison news release from January 28, 2021). A total of 2,028 metres has been drilled in four holes as of the end of the third quarter of 2022. These initial drill holes successfully identified up to 20 metres of unconformity offset resulting from reverse movement along a graphitic semi-brittle fault, as well as indicative alteration and elevated radioactivity.

Exploration Pipeline Properties

During the nine months ended September 30, 2022, exploration field programs were carried out at eleven of Denison’s pipeline properties (seven operated by Denison) and Denison’s share of exploration costs for these properties for the three and nine months ended September 30, 2022 were $978,000 and $4,117,000 respectively (September 30, 2021 - $309,000 and $1,417,000).

The Company continues to review, prioritize and rationalize its Athabasca Basin exploration portfolio with the objective of continuing to explore its highest priority projects, with the potential to deliver significant and meaningful new discoveries.

Johnston Lake, Candle and Darby

Property-scale Z-Tipper Axis Electromagnetic (‘ZTEM’) surveys were completed at the Company’s Johnston Lake, Candle, and Darby properties during the second quarter of 2022. The surveys were designed to develop property-scale conductivity models that are expected to provide valuable insight into the underlying basement geology of each property, and support the development of future exploration targets on each property.

MANAGEMENT’S DISCUSSION & ANALYSIS

Initial processing and interpretation of the raw data is ongoing. Receipt of the final processed data for the 2022 ZTEM survey is expected in the fourth quarter of 2022.

The ZTEM data for Johnston Lake will be integrated with the results of a Resistivity/ Magnetotelluric (‘Res-MT’) survey, which is currently underway.

Crawford Lake

During the first quarter of 2022, a Small Moving Loop Electromagnetic (‘SML EM’) survey was completed on the Company’s 100%-owned Crawford Lake property to better define basement conductivity associated with the F2 conductor and generate targets for future drill testing on the project. Analysis and interpretation of the raw data is ongoing.

Ford Lake

The Ford Lake property is located in the southeastern part of the Athabasca Basin, approximately 25 kilometres northwest of Cameco’s Key Lake Operation. During the first quarter of 2022, the Company completed an exploration drilling program, consisting of seven holes totaling 3,341 metres, testing conductivity targets outlined by a 2021 SML EM survey. The 2022 drilling program was highlighted by hole FD-22-10, which encountered low-grade uranium mineralization grading 0.08% eU3O8 over 0.4 metres.

Moon Lake South

Modelling and interpretation of the results of a Stepwise Moving Loop EM (‘SWML EM’) survey collected in the first quarter of 2022 was completed during the second quarter of 2022. The survey successfully resolved the position of the CR-3 conductor between lines 43S and 70S, where 2021 drilling identified low-grade mineralization in holes MS-21-02 and MS-21-06, respectively. Future drill targets were identified on each of the survey lines.

Waterbury Lake

A SML EM survey was completed on the Company’s Waterbury Lake property during the first quarter of 2022 in order to evaluate the interpreted southwest extension of the Midwest structural corridor onto claim S-107359 at the southern end of the property.

An exploration drilling program began in early August 2022, with drilling focused on two target areas: GB Northeast and Hamilton Lake. A total of 3,153 metres was drilled in nine holes. Seven holes were completed at GB Northeast, where drilling on each fence identified structurally-controlled alteration potentially indicative of a uranium mineralizing system. The strength of the alteration increased as drilling advanced to the southwest, approaching an interpreted flexure in the conductive trend. Additional geophysical work is recommended prior to the next drilling program in the area. Two holes were drilled at Hamilton Lake to test the edges of a broad, N-S trending resistivity anomaly defined from DC-IP resistivity data collected in 2016. No significant structure or alteration was encountered in the two holes drilled at Hamilton Lake.

McClean Lake

The McClean Lake property is operated by Orano Canada and is host to the McClean Lake Mill and several unmined uranium deposits, including Caribou, Sue D, Sue E (partially mined out) and the McClean North and South pods. A diamond drilling program consisting of 23 drill holes totaling 5,862 metres was completed at the McClean South target area during the first quarter of 2022.

During the third quarter, final assay results were received from the winter drilling program, which has resulted in a significant expansion of the "new" high-grade unconformity-hosted zone of uranium mineralization discovered in 2021 between the McClean South 8W and 8E pods.

Ten of the 23 drill holes returned notable uranium mineralization, including drill hole MCS-58, which returned 2.96% U3O8 over 15.5 metres, including 24.49% U3O8 over 1.5 metres, located approximately 54 metres to the southeast of drill hole MCS-34, which was completed in 2021 and returned a mineralized interval of 8.67% U3O8 over 13.5 metres.

Overall, the results from 2022 have successfully expanded the footprint of the "new" mineralized zone to approximately 180 metres in strike length.

MANAGEMENT’S DISCUSSION & ANALYSIS

Midwest

The Midwest property is operated by Orano Canada and is host to the high-grade Midwest Main and Midwest A uranium deposits which lie along strike and within six kilometres of the THT and Huskie deposits on Denison’s 67.01% owned Waterbury Lake project. The Midwest and Waterbury deposits are all located in close proximity to existing uranium mining and milling infrastructure – including provincial highways, powerlines, and Denison’s 22.5% owned McClean Lake mill.

The 2022 exploration program consisted of 4.0 kilometres of Moving Loop Transient Electromagnetic (‘ML-TEM’) data collected in two survey lines. The survey results confirm the apparent dextral offset in the Midwest conductor, which will have implications when generating drill targets for future exploration programs.

Waterfound River

Waterfound is operated by Orano Canada. Denison has an effective 24.68% ownership interest in the project, including its 11.78% direct interest and a 12.90% indirect interest from its 50% ownership of JCU.

Multiple new high-grade intercepts of unconformity-hosted uranium mineralization were reported from the final three drill holes completed during the winter 2022 exploration program. The results were highlighted by drill hole WF-68, which returned a broad zone of uranium mineralization, including a peak interval of 5.91% eU3O8 over 3.9 metres, located approximately 800 metres west of the Alligator Zone.

In response to the high-grade mineralization that was discovered during the winter program, the Waterfound Joint Venture approved a plan to expand the scope of the summer exploration drilling program, which was completed during the third quarter and consisted of seven drill holes, totaling 3,903 metres. Three of the seven drill holes intersected significant uranium mineralization with drill hole WF-74A returning a highlight mineralized interval of 4.75% eU3O8 over 13.3 metres, including a sub-interval grading 25.23% eU3O8 over 0.5 metres. The area to the west of WF-74A is sparsely drilled, leaving several kilometres of the fertile La Rocque conductive corridor open for follow-up.

Wolly

The Wolly project is operated by Orano Canada. The 2022 Wolly exploration program completed in the first quarter of 2022, consisted of 10 kilometres of EM surveying on the West Creek grid, and 2,037 metres of diamond drilling in nine drill holes at the Geneva and Rainbow North areas. The highlight of the drill program was from drilling at the Geneva area, located in the west-central portion of the property, where drill hole GN-38 intersected a narrow vein of low-grade uranium mineralization approximately 7 metres below the unconformity, grading 0.08% eU3O8 over 0.2 metres. No other significant uranium mineralization was returned from the remaining drill holes completed in 2022.

Denison has elected not to fund the 2022 exploration program at Wolly and as a result the Company’s ownership interest will decrease.

GENERAL AND ADMINISTRATIVE EXPENSES

During the three and nine months ended September 30, 2022, total general and administrative expenses were $2,652,000 and $9,475,000, respectively (September 30, 2021 - $2,089,000 and $7,076,000). These costs are mainly comprised of head office salaries and benefits, office costs in multiple regions, audit and regulatory costs, legal fees, investor relations expenses, project costs, and all other costs related to operating a public company with listings in Canada and the United States.

The increase in general and administrative expenses during the current three and nine month periods, compared to the prior year, was predominantly driven by an increase in employee costs due to an increase in headcount, an increase in non-cash share-based compensation expense driven by the impact of the Company’s increased share price and share price volatility on the valuation of share-based compensation awarded in 2021 and 2022, as well as an increase in employee cash bonus expense.

OTHER INCOME AND EXPENSES

During the three and nine months ended September 30, 2022, the Company recognized gains of $4,646,000 and $49,810,000 in other income and expenses, respectively (September 30, 2021 – gains of $34,999,000 and $39,306,000).

MANAGEMENT’S DISCUSSION & ANALYSIS

The main drivers of other income/expense are as follows:

Fair value gains or losses on uranium investments

During 2021, the Company acquired 2,500,000 pounds of U3O8 for an aggregate purchase price of $91,674,000 (weighted average cost of $36.67 (US$29.66) per pound U3O8 including purchase commissions of $0.05 (US$0.04) per pound U3O8) to be held as a long-term investment to strengthen the Company’s balance sheet and potentially enhance its ability to access future project financing in support of the future advancement and/or construction of Wheeler River. Given that this material is held for long-term capital appreciation, the Company’s holdings are measured at fair value, with changes in fair value between reporting dates recorded through profit and loss. During the three months ended September 30, 2022, the spot price of U3O8 increased from $65.08 (US$50.50) per pound U3O8 as at June 30, 2022, to $66.13 (US$48.25) per pound U3O8, at September 30, 2022, resulting in a fair value of the Company’s uranium investments of $165,330,000 and mark-to-market gain for the three months ended September 30, 2022 of $2,637,000 (September 30, 2021 – fair value gain of $36,138,000). During the nine months ended September 30, 2022 the spot price of U3O8 increased from $53.25 (US$42.00) per pound U3O8 at December 31, 2021, to $66.13 (US$48.25) per pound U3O8, at September 30, 2022, resulting in a mark-to-market gain for the nine months ended September 30, 2022 of $32,216,000 (September 30, 2021 – fair value gain of $43,672,000).

Fair value gains or losses on share purchase warrants

In February and March 2021, Denison completed two equity offerings involving the issuance of units, which were comprised of one common share and one half of a common share purchase warrant. Each full warrant entitles the holder to acquire one common share of the Company at a pre-determined exercise price for 24 months after issuance. The exercise prices for the share purchase warrants are denominated in US dollars, which differs from Company’s Canadian dollar functional currency, and therefore the warrants are classified as a non-cash derivative liability, rather than equity, on the Company’s statement of financial position.

At the date of issuance of the units, the gross proceeds of each offering were allocated between the common shares and the common share purchase warrants issued using the relative fair value basis approach, and the amount related to the warrants was recorded as a non-current derivative liability. At each period end until the common share purchase warrants are exercised or expire, the warrants are revalued with the revaluation gains or losses recorded in other income and expense.

During the three and nine months ended September 30, 2022 the Company recorded fair value gains of $190,000 and $16,923,000, respectively (September 30, 2021 – fair value losses of $5,735,000 and $11,567,000). The fair value gains in the current three and nine month periods was predominantly driven by the decrease in Company’s US dollar share price during the respective periods.

Fair value gains or losses on portfolio investments

During the three and nine months ended September 30, 2022, the Company recognized a gain of $805,000 and a loss $4,181,000 on investments carried at fair value, respectively (September 30, 2021 – gains of $4,334,000 and $9,476,000). Gains and losses on investments carried at fair value are driven by the closing share price of the related investee at the end of the quarter.

Gain on receipt of proceeds from Uranium Industry a.s (‘UI’)

In November 2015, the Company sold all of its mining assets and operations located in Mongolia to UI for cash consideration of US$1,250,000 and the rights to receive additional contingent consideration of up to US$12,000,000. In September 2016, the Mineral Resources Authority of Mongolia formally issued mining license certificates for the Mongolian projects, triggering Denison’s right to receive contingent consideration of US$10,000,000 (collectively, the ‘Mining License Receivable’). The original due date for payment of the Mining License Receivable by UI was November 16, 2016, which payment was not made. The Company’s receivable, and the interest thereon, is fully provided for.

In December 2017, the Company commenced arbitration proceedings and the final award was rendered by an arbitration panel on July 27, 2020, with the panel finding in favour of Denison and ordering UI to pay the Company US$10,000,000 plus interest at a rate of 5% per annum from November 16, 2016, plus certain legal and arbitration costs.

In January 2022, the Company executed a Repayment Agreement with UI pursuant to which the parties negotiated the repayment of the debt owing from UI to Denison. Under the terms of the Repayment Agreement, UI has agreed to make scheduled payments on account of the arbitration award, plus additional interest and fees, through a series of quarterly installments and annual milestone payments, until December 31, 2025.

MANAGEMENT’S DISCUSSION & ANALYSIS

The total amount due to Denison under the Repayment Agreement, including amounts received to date in 2022, is approximately US$16,000,000, inclusive of additional interest to be earned over the term of the agreement at a rate of 6.5% per annum. The Repayment Agreement includes customary covenants and conditions in favour of Denison, including certain restrictions on UI’s ability to take on additional debt, in consideration for Denison’s deferral of enforcement of the arbitration award while UI is in compliance with its obligations under the Repayment Agreement.

During the three and nine months ended September 30, 2022, the Company received US$100,000 and US$2,300,000, respectively, from UI, of which a portion relates to reimbursement of legal and other expenses incurred by Denison, resulting in the recognition of a gain of $131,000 and $2,844,000, respectively (September 30, 2021 - $nil and $nil).

Fair value gains or losses on warrants on investments

In October 2021, the Company sold (1) 32,500,000 common shares of GoviEx Uranium Inc. (‘GoviEx’) and (2) 32,500,000 GoviEx Warrants (‘GoviEx Warrants’) for combined gross proceeds of $15,600,000. The gross proceeds were allocated to the GoviEx shares and GoviEx Warrants based on their relative fair values at the time of sale, resulting in allocated proceeds of $12,826,000 for the share sale and $2,774,000 for the GoviEx Warrants. The original cost of the shares was $2,698,000.

The GoviEx Warrants entitle the holder to acquire from Denison one common share of GoviEx owned by Denison for $0.80 during the 18 month life of the warrant (until April 2023) and are accounted for as a derivative liability. At each period end until the GoviEx Warrants are exercised or expire the warrants are revalued and the revaluation gains and losses are recorded in other income and expense.

During the three and nine months ended September 30, 2022, the Company recorded fair value gains on the GoviEx Warrants of $422,000 and $1,592,000 (September 30, 2021 - $nil and $nil). The fair value gains in the current periods are predominantly driven by a decrease in the share price of GoviEx from the prior period ends.

Foreign exchange gains or losses

During the three and nine months ended September 30, 2022, the Company recognized foreign exchange gains of $615,000 and $902,000, respectively (September 30, 2021 – foreign exchange gain of $398,000 and a foreign exchange loss of $1,219,000). The increase in foreign exchange gains in the current year is predominantly driven by the impact of the increase in the US dollar to Canadian dollar exchange rate on the US dollar denominated cash and payables balances.

EQUITY SHARE OF INCOME FROM JOINT VENTURES

On August 3, 2021, Denison completed the acquisition of 50% of JCU from UEX Corporation (‘UEX’) for cash consideration of $20,500,000 plus transaction costs of $1,356,000 (the ‘JCU Acquisition’).

JCU is a private company that holds a portfolio of twelve uranium project joint venture interests in Canada, including a 10% interest in Denison’s 90% directly-owned Wheeler River project, a 30.099% interest in the Millennium project (Cameco, 69.901%), a 33.8118% interest in the Kiggavik project (Orano Canada, 66.1882%), and a 34.4508% interest in the Christie Lake Project (UEX, 65.5492%). At September 30, 2022, Denison holds a 50% interest in JCU and shares joint control. Accordingly, this joint venture is accounted for using the equity method.

During the three and nine months ended September 30, 2022, the Company recorded its equity share of losses from JCU of $945,000 and $2,249,000 (September 30, 2021 - $84,000 and $84,000). The Company records its share of income or loss from JCU one month in arrears, based on the most recently available financial information, adjusted for any subsequent material transactions that have occurred.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $54,902,000 at September 30, 2022 (December 31, 2021 – $63,998,000).

The decrease in cash and cash equivalents of $9,096,000 was predominantly due to net cash used for operations of $20,261,000, and net cash used in investing activities of $5,380,000, partially offset by net cash provided by financing activities of $15,617,000.

Net cash used in operating activities of $20,261,000 was predominantly due to the net loss for the period, adjusted for non-cash items and changes in working capital items.

MANAGEMENT’S DISCUSSION & ANALYSIS

Net cash used in investing activities of $5,380,000 was mainly due to the acquisition of an office building in Saskatoon, as well as equipment purchases related to the FFT, slightly offset by a decrease in restricted cash. The decrease in restricted cash is due to the decrease in the pledged cash required to maintain the Letters of Credit facility with the Bank of Nova Scotia, as well as cash calls from the Elliot Lake reclamations trust, offset by the Company’s annual funding of the Elliot Lake reclamation trust fund.

Net cash provided by financing activities of $15,617,000 was from the net proceeds from the Company’s At-the-Market (‘ATM’) equity program, as well as stock option exercises. See below for further details regarding the ATM.

In September 2021, the Company filed a short form base shelf prospectus (‘2021 Base Shelf Prospectus’) with the securities regulatory authorities in each of the provinces and territories in Canada and in the United States. The 2021 Base Shelf Prospectus relates to the public offering for sale of securities, in amounts, at prices, and on terms to be determined based on market conditions at the time of sale and as set forth in the 2021 Shelf Prospectus and pursuant to a prospectus supplement, for an aggregate offering amount of up to $250,000,000 during the 25 month period beginning on September 16, 2021.

Also in September 2021, Denison entered into an equity distribution agreement providing for an ATM equity offering program (‘2021 ATM Program’), qualified by a prospectus supplement to the 2021 Base Shelf Prospectus. The 2021 ATM Program will allow Denison, through its agents, to, from time to time, offer and sell, in Canada and the United States, such number of common shares as would have an aggregate offering price of up to US$50,000,000.

During the three and nine months ended September 30, 2022, the Company issued 3,786,860 and 8,025,460 shares under the 2021 ATM Program. The common shares were issued at an average price of approximately $1.91 per share for aggregate gross proceeds of $15,306,000. The Company also recognized issue costs of $453,000 related to its ATM share issuances which includes $306,000 of commissions and $147,000 in other costs. Since launching the 2021 ATM Program, the Company has issued 11,865,760 shares under the ATM for aggregate gross proceeds of $23,281,000.

Also during the three and nine months ended September 30, 2022, the Company received share issue proceeds of $20,000 and $827,000 related to the issuance of 15,000 and 1,115,000 shares, respectively, upon the exercise of employee stock options.

Use of Proceeds

February 2021 Unit Financing

As disclosed in the Company’s prospectus supplement to the 2020 Base Shelf Prospectus dated February 16, 2021 (‘February 2021 Prospectus Supplement’), the net proceeds of the equity financing from February 2021 were expected to be utilized to fund Wheeler River evaluation and detailed project engineering activities as well as general, corporate and administrative expenses. During 2021, a portion of the proceeds of this financing was utilized to fund Denison’s acquisition of 50% of JCU. The Company’s use of the remainder of the net proceeds was in line with the uses disclosed in the February 2021 Prospectus Supplement.

March 2021 Unit Financing

As disclosed in the Company’s prospectus supplement to the 2020 Base Shelf Prospectus dated March 17, 2021 (‘March 2021 Prospectus Supplement’), the majority of the net proceeds of the equity financing from March 2021 were expected to be utilized to purchase physical uranium in the uranium spot market, with a target of acquiring approximately 2,500,000 pounds of U3O8, as well as general, corporate and administrative expenses, including storage costs for the purchased uranium. During 2021, the Company acquired 2,500,000 pounds of U3O8 with a total cost of $91,674,000. The remainder of the net proceeds of this financing will be utilized for general, corporate, and administrative expenses, in line with the use of proceeds disclosed in the March 2021 Prospectus Supplement.

2021 Flow Through Financing

As at September 30, 2022, the Company has spent $6,952,000 towards its obligation to spend $8,000,000 on eligible Canadian exploration expenditures as a result of the issuance of common shares on a flow-through basis in March 2021. The remainder is expected to be completed as part of the 2022 exploration program planned for the Company’s Wheeler River, Johnston Lake, and Waterbury Lake properties.

MANAGEMENT’S DISCUSSION & ANALYSIS

2021 ATM Program Financing

As disclosed in the Company’s prospectus supplement to the 2021 Base Shelf Prospectus dated September 28, 2021 (‘September 2021 Prospectus Supplement’), the net proceeds raised under the 2021 ATM Program were expected to be utilized to potentially fund Wheeler River evaluation and detailed project engineering, long lead project construction items, as well as general, corporate and administrative expenses, subject to the actual amount raised. During the period from the launch of the 2021 ATM Program in September 2021 to September 30, 2022, the Company’s use of proceeds from this offering was in line with that disclosed in the September 2021 Prospectus Supplement.

Revolving Term Credit Facility

On January 21, 2022, the Company entered into an agreement with the Bank of Nova Scotia (‘BNS’) to extend the maturity date of the Company’s credit facility to January 31, 2022 (‘2022 Credit Facility’). At that time, under the 2022 Credit Facility, the Company continued to have access to letters of credit of up to $24,000,000, which was fully utilized for non-financial letters of credit in support of reclamation obligations. All other terms of the credit facility (tangible net worth covenant, pledged cash, investments amount and security for the facility) remained unchanged by the amendment – including the requirement to provide $9,000,000 in cash collateral on deposit with BNS to maintain the 2022 Credit Facility.

In January 2022, the CNSC approved an amendment to the operating license for the MLJV and MWJV operations, which allows for the expansion of the McClean Lake TMF, along with the associated revised Preliminary Decommissioning Plan (‘PDP’) and cost estimate. Under the updated plan, the Company’s pro rata share of the financial assurances required to be provided to the Province of Saskatchewan decreased from $24,135,000 to $22,972,000.

As a result of this decrease in the financial assurances required for the MLJV reclamation obligation, the Company entered into a further amendment with respect to the 2022 Credit Facility in April 2022. This amendment reduced the maximum letters of credit available under the 2022 Credit Facility to $22,972,000, which is fully utilized for non-financial letters of credit in support of reclamation obligations. Concurrently, the cash collateral on deposit with BNS to maintain the 2022 Credit Facility was reduced from $9,135,000 to $7,972,000, which resulted in the release of $1,163,000 in previously restricted cash back to the Company. All other terms of the credit facility (tangible net worth covenant, investments amount and security for the facility) remain unchanged by this further amendment.

TRANSACTIONS WITH RELATED PARTIES

Uranium Participation Corporation

Until July 19, 2021, Denison served as the manager of UPC, a publicly traded company listed on the TSX that invested in U3O8 and uranium hexafluoride (‘UF6’). The Company had no ownership interest in UPC but received fees for management services it provided and commissions from the purchase and sale of U3O8 and UF6 by UPC.

In April 2021, UPC announced that it had entered into an agreement with Sprott to convert UPC into the Sprott Physical Uranium Trust. This transaction closed on July 19, 2021, and the MSA between Denison and UPC was terminated.

The MSA between the Company and UPC entitled Denison to receive the following management fees from UPC: a) a base fee of $400,000 per annum, payable in equal quarterly installments; b) a variable fee equal to (i) 0.3% per annum of UPC’s total assets in excess of $100 million and up to and including $500 million, and (ii) 0.2% per annum of UPC’s total assets in excess of $500 million; c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and d) a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6 or gross interest fees payable to UPC in connection with any uranium loan arrangements.

As a result of the termination of the MSA in 2021 Denison received a termination payment from UPC of $5,848,000.

MANAGEMENT’S DISCUSSION & ANALYSIS

The following amounts were earned from UPC for the periods ended:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
(in thousands)	2022	2021	2022	2021

Management Fee Revenue
Base and variable fees	$-	$23	$-	$1,069
Termination fee	-	5,848	-	5,848
Commission fees	-	-	-	697
Discretionary fees	-	-	-	350
	$-	$5,871	$-	$7,964

Korea Electric Power Corporation (‘KEPCO’)
Denison and Korea Hydro Nuclear Power Canada (‘KHNP Canada’) (which is an indirect subsidiary of KEPCO through Korea Hydro Nuclear Power (‘KHNP’)) are parties to the KHNP Strategic Relationship Agreement, which provides for a long-term collaborative business relationship between the parties and includes a right of KHNP Canada to nominate one representative to Denison’s Board of Directors provided that its shareholding percentage is at least 5%.

KHNP Canada is also the majority member of Korea Waterbury Uranium Limited Partnership (‘KWULP’). KWULP is a consortium of investors that holds the non-Denison owned interests in Waterbury Lake Uranium Corporation (‘WLUC’) and Waterbury Lake Uranium Limited Partnership (‘WLULP’), entities whose key asset is the Waterbury Lake property.

COMPENSATION OF KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:
	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
(in thousands)	2022	2021	2022	2021

Salaries and short-term employee benefits	$(543)	$(518)	$(2,711)	$(2,055)
Share-based compensation	(774)	(526)	(2,422)	(1,583)
	$(1,317)	$(1,044)	$(5,133)	$(3,638)

The increase in salaries and short-term employee benefits awarded to key management is predominantly driven by an increase in bonus expense as well as an increase in headcount.

The Company recognizes the accounting value of share-based compensation over the vesting period. During the first quarter of 2021, the Company’s increased share price and share price volatility resulted in an increased accounting valuation for the awards granted late in the quarter ended March 31, 2021. The increase in share-based compensation in the nine months ended September 30, 2022 is due to the fact that the current quarter includes the recognition of a full nine months vesting expense for these awards, while the prior period includes only seven months of the vesting expense.

The increase in share-based compensation in the three and nine months ended September 30, 2022, compared to the same periods in the prior years, was also partly driven by forfeitures of share based compensation in the third quarter of 2021 which reduced share-based compensation expense in that period.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

MANAGEMENT’S DISCUSSION & ANALYSIS

OUTSTANDING SHARE DATA

Common Shares

At November 3, 2022, there were 822,604,676 common shares issued and outstanding and a total of 895,275,469 common shares on a fully-diluted basis.

Stock Options and Share Units

At November 3, 2022, the Company had 9,658,895 Denison stock options and 8,005,423 share units outstanding.

Share Purchase Warrants

At November 3, 2022, there were 55,006,475 share purchase warrants outstanding, including 15,791,475 share purchase warrants with a US$2.00 strike price and a February 2023 expiry, and 39,215,000 share purchase warrants with a US$2.25 strike price and a March 2023 expiry.

OUTLOOK FOR 2022

Refer to the Company’s annual MD&A for the year ended December 31, 2021 and the MD&A for the three and six months ended June 30, 2022 for a detailed discussion of the previously disclosed 2022 budget and outlook.

During the third quarter of 2022, the Company increased its outlook for exploration expenditures by $761,000 in the third quarter as a result of a decision to expand the scope of the 2022 Wheeler River exploration program. In addition, the outlook for evaluation expenditures was decreased by $935,000, predominantly due to the deferral of certain activities into 2023, most notably the delay in the expected timing of the FFT mineral precipitate recovery phase, as well as a decrease in incurred costs associated with the construction of the FFT.

The Company also made minor changes to its outlook for income from mineral sales to reflect the actual net proceeds received from the Company’s sale of its share of production from the 2021 SABRE test mining program at McClean Lake.

(in thousands)	PREVIOUS 2022 OUTLOOK	CURRENT 2022 OUTLOOK	Actual to September, 2022(2)
Mining Segment
Mineral Sales	2,736	2,722	2,722
Development & Operations	(1,704)	(1,704)	(1,250)
Exploration	(7,503)	(8,264)	(5,899)
Evaluation	(25,820)	(24,885)	(19,573)
JCU Cash Contributions	(964)	(964)	-
	(33,255)	(33,095)	(24,000)
Closed Mines Segment
Closed Mines Environmental Services	1,185	1,185	723
	1,185	1,185	723
Corporate and Other Segment
Corporate Administration & Other	(9,032)	(9,032)	(6,896)
	(9,032)	(9,032)	(6,896)
Total(1)	$ (41,102)	$ (40,942)	$ (30,173)
Notes:
1.
Only material operations shown.
2.
The budget is prepared on a cash basis. As a result, actual amounts represent a non-GAAP measure. Compared to segment loss as presented in the Company’s unaudited interim consolidated financial statements for the nine months ended September 30, 2022, actual amounts reported above includes capital additions of $6,168,000, $2,844,000 in repayments from UI, and excludes $242,000 net impact of non-cash items and other adjustments.

MANAGEMENT’S DISCUSSION & ANALYSIS

ADDITIONAL INFORMATION

CONTROLS AND PROCEDURES

During the three months ended September 30, 2022, the Company completed the implementation of an enterprise resource planning (‘ERP’) software. The process of implementing the ERP software represented a material change in the Company’s internal control over financial reporting. Pre-implementation testing and post-implementation reviews were conducted by management to ensure that internal controls surrounding the system implementation process, the applications and the closing process were properly designed and implemented, to ensure continuity in the Company’s system of internal controls. There were no other changes in the Company’s internal control over financial reporting during the three and nine months ended September 30, 2022 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

QUALIFIED PERSON

David Bronkhorst, P.Eng., Denison’s Vice President Operations, who is a ‘Qualified Person’ within the meaning of this term in NI 43-101, has prepared and/or reviewed and confirmed the scientific and technical disclosure pertaining to the Company’s evaluation programs.

Andy Yackulic, P.Geo., Denison’s Director Exploration, who is a ‘Qualified Person’ within the meaning of this term in NI 43-101, has prepared and/or reviewed and confirmed the scientific and technical disclosure pertaining to the Company’s exploration programs.

For more information regarding each of Denison’s material projects discussed herein, you are encouraged to refer to the applicable technical reports available on the Company’s website and under the Company’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml):

●
For the Wheeler River project, the ‘Prefeasibility Study Report for the Wheeler River Uranium Project Saskatchewan, Canada’ dated October 30, 2018;
●
For the Waterbury Lake project, ‘Preliminary Economic Assessment for the Tthe Heldeth Túé (J Zone) Deposit, Waterbury Lake Property, Northern Saskatchewan, Canada’ with an effective date of October 30, 2020;
●
For the Midwest project, ‘Technical Report with an Updated Mineral Resource Estimate for the Midwest Property, Northern Saskatchewan, Canada’ dated March 26, 2018; and
●
For the McClean Lake project, (A) the ‘Technical Report on the Denison Mines Inc. Uranium Properties, Saskatchewan, Canada’ dated November 21, 2005, as revised February 16, 2006, (B) the ‘Technical Report on the Sue D Uranium Deposit Mineral Resource Estimate, Saskatchewan, Canada’ dated March 31, 2006, and (C) the ‘Technical Report on the Mineral Resource Estimate for the McClean North Uranium Deposits, Saskatchewan’ dated January 31, 2007.

ASSAY PROCEDURES AND DATA VERIFICATION

The Company reports preliminary radiometric equivalent grades (eU3O8), derived from a calibrated down-hole total gamma probe, during or upon completion of its exploration programs and subsequently reports definitive U3O8 assay grades following sampling and chemical analysis of the mineralized drill core. Uranium assays are performed on split core samples by the SRC Geoanalytical Laboratories using an ISO/IEC 17025:2005 accredited method for the determination of U3O8 weight %. Sample preparation involves crushing and pulverizing core samples to 90% passing -106 microns. The resultant pulp is digested using aqua-regia and the solution analyzed for U3O8 weight % using ICP-OES. Geochemical results from composite core samples are reported as parts per million (‘ppm’) obtained from a partial HNO3:HCl digest with an ICP-MS finish. Boron values are obtained through NaO2/NaCO3 fusion followed by an ICP-OES finish. All data are subject to verification procedures by qualified persons employed by Denison prior to disclosure. For further details on Denison’s sampling, analysis, quality assurance program and quality control measures and data verification procedures please see Denison's Annual Information Form dated March 25, 2022 available on the Company’s website and filed under the Company's profile on SEDAR (www.sedar.com) and in its Form 40-F available on EDGAR at www.sec.gov/edgar.shtml.

MANAGEMENT’S DISCUSSION & ANALYSIS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this MD&A contains forward-looking information pertaining to the following: Denison’s plans and objectives for 2022 and beyond, including the proposed use of proceeds of equity financings; the estimates of Denison's mineral reserves and mineral resources; exploration, development and expansion plans and objectives, including Denison’s planned engineering, environmental assessment and other evaluation programs, the results of, and estimates and assumptions within, the PFS, and statements regarding anticipated budgets, fees, expenditures and timelines; expectations regarding Denison’s community engagement activities and related agreements and the anticipated continuity thereof; expectations regarding Denison’s joint venture ownership interests and the continuity of its agreements with its partners; expectations regarding the toll milling of Cigar Lake ores; expectations regarding revenues and expenditures from its Closed Mines operations; and the annual operating budget and capital expenditure programs, estimated exploration and development expenditures and reclamation costs and Denison's share of same. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the results of the Denison’s studies, including the PFS, trade-off study, FFT and other field work, may not be maintained after further testing or be representative of actual mining plans for the Phoenix deposit after further design and studies are completed. In addition, Denison may decide or otherwise be required to discontinue testing, evaluation and development work at Wheeler River or other projects or its exploration plans if it is unable to maintain or otherwise secure the necessary resources (such as testing facilities, capital funding, regulatory approvals, etc.) or operations are otherwise impacted by global and local supply disruptions.

Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 25, 2022 under the heading ‘Risk Factors’. These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this MD&A. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources and Probable Mineral Reserves: This MD&A may use the terms 'measured', 'indicated' and 'inferred' mineral resources. United States investors are advised that while such terms have been prepared in accordance with the definition standards on mineral reserves of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101 Mineral Disclosure Standards (‘NI 43-101’) and are recognized and required by Canadian regulations, these terms are not defined under Industry Guide 7 under the United States Securities Act and, until recently, have not been permitted to be used in reports and registration statements filed with the United States Securities and Exchange Commission (‘SEC’). 'Inferred mineral resources' have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.  In addition, the terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” for the purposes of NI 43-101 differ from the definitions and allowable usage in Industry Guide 7.

MANAGEMENT’S DISCUSSION & ANALYSIS

Effective February 2019, the SEC adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act and as a result, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions under the CIM Standards, as required under NI 43-101. However, information regarding mineral resources or mineral reserves in Denison’s disclosure may not be comparable to similar information made public by United States companies.